Exhibit 99.1

DHT Holdings, Inc. Third Quarter 2025 Results

HAMILTON, BERMUDA, October 29, 2025 – DHT Holdings, Inc. (NYSE: DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	2024	2023
Shipping revenues	107.2	127.9	118.2	130.8	141.1	567.8	556.1
Adjusted net revenues[1]	79.1	92.8	79.3	85.5	92.6	388.2	390.4
Adjusted EBITDA[2]	57.7	69.0	56.4	60.6	70.4	294.6	302.0
Profit/(loss) after tax	44.8	56.0	44.1	54.7	35.2	181.5	161.4
EPS – basic	0.28	0.35	0.27	0.34	0.22	1.12	0.99
EPS – diluted	0.28	0.35	0.27	0.34	0.22	1.12	0.99
Dividend[3]	0.18	0.24	0.15	0.17	0.22	0.95	0.99
Interest bearing debt	268.5	302.8	364.1	409.4	407.6	409.4	428.7
Cash and cash equivalents	81.2	82.7	80.5	78.1	73.8	78.1	74.7
Net debt	187.3	220.1	283.6	331.3	333.8	331.3	354.0

QUARTERLY HIGHLIGHTS:

•
In the third quarter of 2025, the Company achieved average combined time charter equivalent earnings of $40,500 per day, comprised of $38,700 per day for the Company’s VLCCs operating in the spot market and $42,800 per day for the Company’s VLCCs on time charter.

•
Adjusted EBITDA for the third quarter of 2025 was $57.7 million. Net profit for the quarter was $44.8 million, equating to $0.28 per basic share. After adjusting for the $15.7 million gain on the sale of DHT Peony, and the non-cash fair value loss related to interest rate derivatives of $0.4 million, the Company had ordinary net income for the quarter of $29.5 million, equating to $0.18 per basic share.

•
As announced in April, the Company entered into an agreement to sell DHT Lotus and DHT Peony, both built in 2011, for a combined price of $103.0 million. DHT Lotus was delivered to its new owner in the second quarter of 2025. DHT Peony was delivered on July 30, 2025, and the Company recorded a gain of $15.7 million in the third quarter related to the sale.

•
In July 2025, the Company entered into a $308.4 million senior secured credit facility for the post-delivery financing of the Company’s four newbuildings. The vessels are currently under construction at Hyundai Samho Heavy Industries and Hanwha Ocean (formerly known as Daewoo Shipbuilding & Marine Engineering), in South Korea, and are scheduled for delivery during the first half of 2026. The facility is co-arranged by ING Bank and Nordea Bank Abp, with ING Bank as Coordinator, Facility Agent, Security Agent and ECA Agent. The facility bears interest at a rate equal to SOFR plus a weighted average margin of 1.32%. The maturity date of the facility in relation to each vessel is 12 years from the delivery date of each vessel with a 20-year repayment profile. Other terms and conditions are broadly in line with DHT’s current credit facilities.

•
In the third quarter of 2025, the Company paid $25.7 million in installments under its newbuilding program. As of September 30, 2025, the Company has paid in total $179.8 million, while the remaining expected installments under the newbuilding program totals $339.9 million.

•	In September 2025, the Company voluntarily prepaid $22.1 million under the Nordea Credit Facility, covering all scheduled installments for Q4 2025 and the entirety of 2026.

•
In September 2025, the Company entered into a secured credit agreement with Nordea Bank Abp for a $64 million reducing revolving credit facility to finance the vessel acquisition announced in June. The vessel, to be named DHT Nokota, built in 2018, is expected to be delivered into DHT’s fleet during the fourth quarter. The facility bears interest at a rate equal to SOFR plus a margin of 1.50%, has a final maturity in September 2032, and follows the Company’s established approach to financing.

•
In the third quarter of 2025, the Company entered into 3-year amortizing interest rate swap agreements totaling $200.6 million. The average fixed interest rate is 3.32%, compared to current 3 months term SOFR of 3.84%, and maturity is in the fourth quarter of 2028.

•
For the third quarter of 2025, the Company declared a cash dividend of $0.18 per share of outstanding common stock, payable on November 19, 2025, to shareholders of record as of November 12, 2025. This marks the 63rd consecutive quarterly cash dividend and is in line with the Company’s capital allocation policy to pay out 100% of ordinary net income. The shares will trade ex-dividend from November 12, 2025.

OPERATIONAL HIGHLIGHTS:

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	2024	2023
Operating days[4]	1,961.2	2,030.2	2,084.2	2,208.0	2,208.0	8,784.0	8,548.7
Scheduled off hire days	-	24.1	-	1.0	23.9	93.1	251.8
Unscheduled off hire[5]	0.2%	0.0%	0.0%	0.1%	0.0%	1.1%	0.9%
Revenue days[6]	1,951.2	2,003.4	2,076.9	2,205.8	2,184.4	8,594.9	8,221.0
Spot exposure[5]	54.9%	60.1%	70.6%	73.4%	74.5%	76.4%	75.6%
VLCC time charter rate per day	$42,800	$42,800	$42,700	$40,500	$38,800	$38,900	$36,400
VLCC spot rate per day	$38,700	$48,700	$36,300	$38,200	$43,700	$47,200	$51,200

The VLCC market is demonstrating significant strength driven by growing demand for seaborne transportation of crude oil in combination with the increasingly favourable structure of the fleet. VLCCs, the work horse of the crude oil transportation market, are regaining their market share through its most competitive freight offering. Geopolitics, trade and tariff dynamics, sanctions, and conflicts are adding to the picture creating disruptions. The global fleet is becoming segmented thereby reducing its efficiency and productivity.

OPEC’s decision to reduce spare capacities by reversing production cuts and bringing more crude oil to the market seems to be well absorbed, in part by Chinese demand for both consumption and stockpiling. Research suggests Chinese stockpiling to not only be short term and opportunistic, but a longer-term need to fill its increased storage capacity and meet defined requirements for strategic storage. Further, it suggests a need to boost its oil security with concerns of interruption in supply from sanctions and political conflicts playing a part. Lastly, a diversification in foreign reserves by buying oil and gold.

Several of our customers are expanding their footprints and are presenting opportunities with strong demand for our services and more ships. We are grateful for this encouraging support which leaves us highly constructive on our franchise and future.
We have what we believe to be a resilient strategy with a focus on solid customer relations offering safe and reliable services, maintaining a competitive cost structure with robust break-even levels, a strong balance sheet, and a clear capital allocation policy. The whole DHT team continues to work hard and operate with leading governance standards and a high level of integrity.

As of September 30, 2025, DHT had a fleet of 21 VLCCs, with a total dwt of 6,521,196. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/
SUBSEQUENT EVENT HIGHLIGHTS:

•	On October 13, 2025, Mr. Svein Moxnes Harfjeld, President & Chief Executive Officer of DHT Holdings, Inc., was appointed to the Board of Directors.

•
Effective October 14, 2025, all of the Group’s subsidiaries previously domiciled in the Cayman Islands have been redomiciled to the Marshall Islands. As a result, all of the Group’s ship owning subsidiaries are now domiciled in the Marshall Islands.

RISK FACTOR UPDATE
Political and economic decisions globally, including the effects of tariffs and other trade measures, could adversely affect our business, results of operations and financial condition.
Our vessels are trading globally, and the operation of our vessels is therefore exposed to political and economic risks across multiple jurisdictions. Trade tensions between the U.S. and China, in particular, have escalated in recent periods.  In early 2025, the Office of the U.S. Trade Representative (“USTR”) determined to impose additional port fees targeting China’s maritime, logistics and shipbuilding sectors. The U.S. port fees went into effect on October 14, 2025, and were structured to impact certain Chinese-linked vessels that call at U.S. ports.  We do not have any Chinese built or flagged vessels and we do not believe that any of our vessels are subject to the U.S. port fees.

In response to the U.S. port fees, China’s Ministry of Transport announced on October 10, 2025 parallel Chinese port fees on vessels that call at Chinese ports and are deemed to have a U.S. nexus, including vessels that are owned, operated or controlled by U.S. persons and vessels associated with enterprises in which U.S. persons directly or indirectly hold 25% or more of equity, voting rights or board seats.  The Chinese port fees went into effect on October 14, 2025.

Although, based on information currently available, we do not believe that our vessels are subject to the Chinese port fees, the scope, interpretation and enforcement of these measures remain uncertain and are subject to change without notice. For example, the Chinese port fee regime contemplates a 25% U.S. ownership or control threshold, but the authorities have not provided definitive guidance on how “ownership,” “control” or “U.S. persons” will be assessed, whether aggregate U.S. holdings across multiple investors will be combined, or what evidentiary showing will be required. As a U.S.-listed, widely held company, we do not have complete, real time visibility into the nationality or ultimate beneficial ownership of all of our public shareholders, including shares held in street name, through custodians, exchange traded funds or other nominees. We may be unable to demonstrate below-threshold U.S. ownership to the satisfaction of Chinese authorities, which could subject our vessels to the port fees or to delays or added expenses even if we believe the threshold is not met. If our vessels call on Chinese ports and we are unable to pass through these fees and expenses under our existing charter contracts, these additional operating costs could adversely affect our results of operations, financial condition and cash flows.

Further, these new measures may disrupt trade flows and chartering preferences, advantaging vessels perceived as non‑covered and disadvantaging vessels with any potential nexus to the U.S., regardless of actual ownership percentages. Market uncertainty may reduce the pool of charterers willing to employ our vessels on China related trades, increase competition for alternative routes and degrade time charter equivalent performance.

The ultimate impact that these trade measures will have will depend on how they are interpreted and enforced in practice, the duration and magnitude of the fees and our ability to mitigate exposure through contractual pass throughs and other actions. Recent trade discussions between U.S. and Chinese officials introduced the possibility of a framework whereby the port fees could be reduced or eliminated, but there is no certainty whether the framework will be enacted or what the outcome of the ongoing negotiations will be. Accordingly, the overall impact of these trade measures remains highly uncertain at this time.
OUTLOOK:

Estimated Q4 2025
Total term time charter days	901
Average term time charter rate ($/day)	$ 42,200
Total spot days for the quarter	1,070
Spot days booked to date	730
Average spot rate booked to date ($/day)	$ 64,900
Spot P&L break-even for the quarter	$ 15,200

* The month of October includes estimated profit-sharing. The months of November and December assume only the base rate.
•
Thus far in the fourth quarter of 2025, 68% of the available VLCC spot days have been booked at an average rate of $64,900 per day on a discharge-to-discharge basis. 83% of the available VLCC days, combined spot and time charter days, have been booked at an average rate of $52,400 per day.

Footnotes:
1Shipping revenues net of voyage expenses.
2See reconciliation under “Reconciliation of non-gaap financial measures”
3Per common share.
4Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
5As % of total operating days in period.
6Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire or repositioning days in connection with sale.

THIRD QUARTER 2025 FINANCIALS
The Company reported shipping revenues for the third quarter of 2025 of $107.2 million compared to shipping revenues of $141.1 million in the third quarter of 2024. The decrease from the 2024 period to the 2025 period includes $18.9 million attributable to lower time charter equivalent rates and $15.1 million attributable to a decrease in total revenue days resulting from a smaller fleet size.
Other revenues for the third quarter of 2025 were $0.2 million compared to $1.0 million in the third quarter of 2024 and relate to technical management services provided. The decrease is due to a reduction in the fleet size for which the Company provides third-party technical management services.
Other income for the third quarter of 2025 was $1.0 million which related to the distribution of equity received from The Norwegian Shipowner’s Mutual War Risk Insurance Association.
The Company recorded a gain of $15.7 million in the third quarter of 2025 related to the sale of DHT Peony. There was no gain on sale of vessels in the third quarter of 2024.
Voyage expenses for the third quarter of 2025 were $28.0 million, compared to voyage expenses of $48.5 million in the third quarter of 2024. The decrease was primarily due to fewer vessels operating in the spot market during the quarter, which led to a reduction in voyage expenses. Specifically, bunker expenses decreased by $18.7 million, port expenses by $1.3 million, broker commission by $0.3 million, and other voyage-related costs by $0.1 million. Voyage expenses will generally vary depending on the actual trading patterns during a quarter.
Vessel operating expenses for the third quarter of 2025 were $18.4 million compared to $19.0 million in the third quarter of 2024. The decrease was mainly related to a reduction in operating days due to less vessels in the fleet.
Depreciation and amortization, including depreciation of capitalized survey expenses, was $26.0 million for the third quarter of 2025, compared to $28.1 million in the third quarter of 2024. The decrease was due to a decrease in vessel depreciation of $1.4 million and a decrease in depreciation of drydocking and exhaust gas cleaning systems of $0.7 million, due to fewer vessels in the fleet.
General and administrative (“G&A”) expense for the third quarter of 2025 was $4.1 million, consisting of $3.4 million cash and $0.7 million non-cash charges, compared to $4.2 million in the third quarter of 2024, consisting of $3.2 million cash and $1.0 million non-cash charges. Non-cash G&A expense includes accrual for social security tax.
Net financial expenses for the third quarter of 2025 were $2.5 million compared to $7.0 million in the third quarter of 2024. The decrease was mainly due to decreased interest expense of $4.7 million, partially offset by a non-cash loss of $0.4 million related to interest rate derivatives and a $0.1 million decrease in interest income, due to a decline in interest rates.
As a result of the foregoing, the Company had a net profit in the third quarter of 2025 of $44.8 million, or earnings of $0.28 per basic share and $0.28 per diluted share, compared to a net profit in the third quarter of 2024 of $35.2 million, or earnings of $0.22 per basic share and $0.22 per diluted share. The increase from the third quarter of 2024 to the third quarter of 2025 was mainly due to a $15.7 million gain on the sale of DHT Peony, which contributed to an overall $5.2 million increase in operating income, along with a $4.5 million decrease in net financial expenses.
Net cash provided by operating activities for the third quarter of 2025 was $60.9 million compared to $80.1 million for the third quarter of 2024. The decrease was due to a $17.9 million decrease in non-cash items included in net profit, and a $11.0 million change in operating assets and liabilities, partially offset by a net profit of $44.8 million in the third quarter of 2025 compared to a net profit of $35.2 million in the third quarter of 2024.
Net cash provided by investing activities was $11.5 million in the third quarter of 2025 and was mainly related to proceeds from the sale of DHT Peony of $50.1 million, partially offset by $26.2 million related to investment in vessels under construction and $12.3 million related to investment in vessels. Net cash used in investing activities was $27.9 million in the third quarter of 2024, comprised of $25.8 million related to investment in vessels under construction and $2.0 million related to investment in vessels.

Net cash used in financing activities for the third quarter of 2025 was $73.8 million, comprised of $38.6 million related to cash dividend paid, $22.1 million related to prepayment of long-term debt, and $12.7 million related to scheduled repayment of long-term debt. Net cash used in financing activities for the third quarter of 2024 was $51.6 million, comprised of $43.6 million related to cash dividend paid, and $7.6 million related to scheduled repayment of long-term debt.
As of September 30, 2025, the cash balance was $81.2 million, compared to $78.1 million as of December 31, 2024.
The Company monitors its covenant compliance on an ongoing basis. As of September 30, 2025, the Company was in compliance with its financial covenants.
As of September 30, 2025, the Company had 160,799,407 shares of common stock outstanding compared to 159,983,104 shares as of December 31, 2024.
The Company declared a cash dividend of $0.18 per common share for the third quarter of 2025 payable on November 19, 2025, for shareholders of record as of November 12, 2025.
NINE MONTHS 2025 FINANCIALS
The Company reported shipping revenues for the first three quarters of 2025 of $353.3 million compared to $437.1 million in the first three quarters of 2024. The decrease from the 2024 period to the 2025 period includes $59.3 million attributable to lower time charter equivalent rates and $24.5 million attributable to a decrease in total revenue days resulting from a smaller fleet size.
Other revenues for the first three quarters of 2025 were $1.0 million compared to $3.3 million in the first three quarters of 2024 and relate to technical management services provided. The decrease is due to a reduction in the fleet size for which the Company provides third-party technical management services.
Other income for the first three quarters of 2025 was $1.0 million which related to the distribution of equity received from The Norwegian Shipowner’s Mutual War Risk Insurance Association.
The Company recorded a gain of $52.9 million in the first three quarters of 2025 related to the sale of DHT Scandinavia, DHT Lotus and DHT Peony. There was no gain on sale of vessels in the first three quarters of 2024.
Voyage expenses for the first three quarters of 2025 were $102.0 million compared to voyage expenses of $134.4 million in the first three quarters of 2024. The decrease was primarily due to fewer vessels operating in the spot market during the quarter, which led to a reduction in voyage expenses. Specifically, bunker expenses decreased by $30.6 million, port expenses by $1.3 million and broker commission by $1.1 million, partially offset by an increase in other voyage-related costs of $0.6 million. Voyage expenses will generally vary depending on the actual trading patterns during a period.
Vessel operating expenses for the first three quarters of 2025 were $55.9 million compared to $58.6 million in the first three quarters of 2024. The decrease was mainly related to a reduction in operating days due to less vessels in the fleet.
Depreciation and amortization, including depreciation of capitalized survey expenses, was $79.4 million for the first three quarters of 2025, compared to $84.3 million in the first three quarters of 2024. The decrease was due to a decrease in vessel depreciation of $2.6 million and a decrease in depreciation of drydocking and exhaust gas cleaning systems of $2.2 million, due to fewer vessels in the fleet.
G&A for the first three quarters of 2025 was $14.3 million, consisting of $10.6 million cash and $3.7 million non-cash charge, compared to $13.4 million, consisting of $10.5 million cash and $2.9 million non-cash charge for the first three quarters of 2024. The increase in non-cash G&A expense from the first three quarters of 2024 to the first three quarters of 2025 resulted from shares vested in the first three quarters of 2025. Non-cash G&A expense includes accrual for social security tax.

Net financial expenses for the first three quarters of 2025 were $11.5 million, compared to $22.6 million in the first three quarters of 2024. The decrease was mainly due to decreased interest expense of $12.1 million, partially offset by a $0.5 million decrease in interest income, due to a decline in interest rates, and a non-cash loss of $0.4 million related to interest rate derivatives.
As a result of the foregoing, the Company had net profit for the first three quarters of 2025 of $144.9 million, or income of $0.90 per basic share and $0.90 per diluted share compared to net profit of $126.7 million, or income of $0.78 per basic share and $0.78 per diluted share in the first three quarters of 2024. The increase from the first three quarters of 2024 to the first three quarters of 2025 was mainly due to a $52.9 million gain on the sale of DHT Scandinavia, DHT Lotus and DHT Peony, which contributed to an overall $6.9 million increase in operating income, along with a $11.1 million decrease in net financial expenses.
Net cash provided by operating activities for the first three quarters of 2025 was $203.7 million compared to $232.9 million for the first three quarters of 2024. The decrease was due to a $56.4 million decrease in non-cash items included in net profit, partially offset by net profit of $144.9 million in the first three quarters of 2025 compared to net profit of $126.7 million in the first three quarters of 2024 and a $9.1 million change in operating assets and liabilities.
Net cash provided by investing activities for the first three quarters of 2025 was $39.2 million and was mainly related to proceeds from the sales of DHT Scandinavia, DHT Lotus and DHT Peony totaling $143.5 million, partially offset by $90.7 million related to investment in vessels under construction and $13.5 million related to investment in vessels. Net cash used in investing activities for the first three quarters of 2024 was $84.0 million comprised of $77.3 million related to investment in vessels under construction and $6.6 million related to investment in vessels.
Net cash used in financing activities for the first three quarters of 2025 was $240.0 million comprised of $130.3 million related to prepayment of long-term debt, $90.0 million related to cash dividends paid, $40.3 million related to scheduled repayment of long-term debt, $25.5 million related to repayment of long-term debt in connection with refinancing, $11.4 million related to repayment of long-term debt in connection with sale of vessels and $6.1 million related to acquisition of non-controlling interests, partially offset by $64.7 million related to issuance of long-term debt. Net cash used in financing activities for the first three quarters of 2024 was $150.0 million, comprised of $125.9 million related to cash dividends paid, $74.0 million related to prepayment of long-term debt, and $24.1 million related to scheduled repayment of long-term debt, partially offset by $75.0 million related to issuance of long-term debt.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	2024	2023
Reconciliation of adjusted net revenue
Shipping revenues	107,151	127,950	118,165	130,768	141,125	567,835	556,075
Voyage expenses	(28,047)	(35,131)	(38,828)	(45,233)	(48,484)	(179,623)	(165,667)
Adjusted net revenues	79,104	92,819	79,337	85,535	92,641	388,212	390,408

Reconciliation of adjusted EBITDA
Profit/(loss) after tax	44,805	56,032	44,051	54,711	35,189	181,460	161,397
Income tax expense	93	29	84	194	79	608	649
Other financial (income)/expenses	520	885	447	445	719	2,088	1,984
Fair value (gain)/loss on derivative financial liabilities	354	-	-	-	-	-	504
Interest expense	2,586	4,186	5,106	6,384	7,318	30,399	33,061
Interest income	(936)	(820)	(793)	(857)	(1,035)	(3,918)	(4,485)
(Gain)/loss, sale of vessels	(15,688)	(17,459)	(19,795)	-	-	-	-
Reversal of previous impairment charges	-	-	-	(27,909)	-	(27,909)	-
Depreciation and amortization	25,969	26,139	27,270	27,621	28,135	111,884	108,902
Adjusted EBITDA	57,703	68,992	56,370	60,588	70,406	294,612	302,012

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	38,700	48,700	36,300	38,200	43,700	47,200	51,200
IFRS 15 impact on spot time charter equivalent per day**	3,000	(6,500)	1,200	200	(2,800)	(900)	300
Adjusted spot time charter equivalent per day	41,700	42,200	37,500	38,400	40,900	46,300	51,500
* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast, which will include a slide presentation, at 9:00 a.m. ET/14:00 CET on Thursday, October 30, 2025, to discuss the results for the quarter.
To access the conference call the participants are required to register using this link:
https://register-conf.media-server.com/register/BI0fc6f08664154a24a3e7baf90c3fbb8c
Upon registering, each participant will be provided with the dial-in info and a unique PIN to join the call as well as an e-mail confirmation with the details. Participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the “Call Me” feature from an immediate callback from the system. The call will come from a US number.
The webcast, which will include a slide presentation, will be available at the following link:
https://edge.media-server.com/mmc/p/v4u8ssyk and can also be accessed at http://www.dhtankers.com.
A recording of the audio and slides presented will be available until November 6, 2025, at 14:00 CET. The recording can be accessed through the following link: https://edge.media-server.com/mmc/p/v4u8ssyk
ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks; and our transparent corporate structure maintaining a high level of integrity and corporate governance. For further information please visit http://www.dhtankers.com.
FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 20, 2025.
The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.
CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)
	Note	September 30, 2025 (Unaudited)	December 31, 2024 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$81,250	78,143
Accounts receivable and accrued revenues	7	33,953	53,715
Capitalized voyage expenses		1,462	2,450
Prepaid expenses		6,426	7,200
Inventories		23,498	37,688
Asset held for sale		-	22,693
Total current assets		$146,590	201,889

Non-current assets
Vessels	5	$1,042,035	1,185,576
Vessels under construction	5	190,884	93,178
Advances for vessel and vessel upgrades	5	11,924	-
Other property, plant and equipment		5,256	4,589
Goodwill		1,356	1,356
Total non-current assets		$1,251,456	1,284,698

TOTAL ASSETS		$1,398,045	1,486,587

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$21,505	23,436
Derivative financial liabilities	4	111	-
Current portion long-term debt	4	31,551	78,649
Other current liabilities		925	1,389
Deferred shipping revenues	8	6,710	6,139
Total current liabilities		$60,801	109,613

Non-current liabilities
Long-term debt	4	$236,976	330,775
Derivative financial liabilities	4	243	-
Other non-current liabilities		4,357	3,497
Total non-current liabilities		$241,575	334,273

TOTAL LIABILITIES		$302,376	443,886

Equity
Common stock at par value	6	$1,608	1,600
Additional paid-in capital		1,223,719	1,217,651
Accumulated deficit		(133,115)	(186,321)
Translation differences		477	39
Other reserves		2,916	5,273
Total equity attributable to the Company		1,095,605	1,038,242
Non-controlling interest		64	4,459
Total equity		$1,095,669	1,042,701

TOTAL LIABILITIES AND EQUITY		$1,398,045	1,486,587

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands, except shares and per share amounts)
		Q3 2025	Q3 2024	9 months 2025	9 months 2024
	Note	Jul. 1 - Sep. 30, 2025	Jul. 1 - Sep. 30, 2024	Jan. 1 - Sep. 30, 2025	Jan. 1 - Sep. 30, 2024
Shipping revenues		$107,151	141,125	353,266	437,067
Other revenues		197	982	971	3,315
Total revenues	3	$107,348	142,107	354,237	440,382

Other income		970	-	970	-
Gain on sale of vessels	5	15,688	-	52,943	-

Operating expenses
Voyage expenses		(28,047)	(48,484)	(102,006)	(134,390)
Vessel operating expenses		(18,436)	(19,048)	(55,868)	(58,614)
Depreciation and amortization	5	(25,969)	(28,135)	(79,379)	(84,264)
General and administrative expenses		(4,132)	(4,169)	(14,267)	(13,354)
Total operating expenses		$(76,584)	(99,837)	(251,521)	(290,621)

Operating (loss)/ income		$47,422	42,270	156,630	149,760

Interest income		936	1,035	2,549	3,061
Interest expense		(2,586)	(7,318)	(11,879)	(24,015)
Fair value gain/(loss) on derivative financial liabilities	4	(354)	-	(354)	-
Other financial (expense)/income		(520)	(719)	(1,852)	(1,643)
Profit/(loss) before tax		$44,898	35,268	145,094	127,163

Income tax expense		(93)	(79)	(206)	(414)
Profit/(loss) after tax		$44,805	35,189	144,888	126,749
Attributable to owners of non-controlling interest		2	(17)	(136)	308
Attributable to the owners of parent		$44,803	35,206	145,024	126,442

Attributable to the owners of parent

Basic earnings/(loss) per share		0.28	0.22	0.90	0.78
Diluted earnings/(loss) per share		0.28	0.22	0.90	0.78

Weighted average number of shares (basic)		160,799,407	161,464,487	160,653,406	161,382,024
Weighted average number of shares (diluted)		160,885,603	161,553,185	160,722,392	161,479,762

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands)
		Q3 2025	Q3 2024	9 months 2025	9 months 2024
	Note	Jul. 1 - Sep. 30, 2025	Jul. 1 - Sep. 30, 2024	Jan. 1 - Sep. 30, 2025	Jan. 1 - Sep. 30, 2024
Profit/(loss) after tax		$44,805	35,189	144,888	126,749

Other comprehensive income/(loss):
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency denominated subsidiary		(143)	462	461	244
Total		$(143)	462	461	244

Other comprehensive income/(loss)		$(143)	462	461	244

Total comprehensive income/(loss) for the period		$44,661	35,651	145,349	126,993

Attributable to owners of non-controlling interest		$2	194	43	423
Attributable to the owners of parent		$44,660	35,457	145,307	126,570

 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)
		Q3 2025	Q3 2024	9 months 2025	9 months 2024
	Note	Jul. 1 - Sep. 30, 2025	Jul. 1 - Sep. 30, 2024	Jan. 1 - Sep. 30, 2025	Jan. 1 - Sep. 30, 2024
CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) after tax		$44,805	35,189	144,888	126,749

Items included in net income not affecting cash flows		11,749	29,632	32,746	89,143
Depreciation and amortization	5	25,969	28,135	79,379	84,264
Amortization of deferred debt issuance cost		544	652	1,961	1,995
(Gain) / loss, sale of vessels	5	(15,688)	-	(52,943)	-
Fair value (gain)/loss on derivative financial instruments		354	-	354	-
Compensation related to options and restricted stock		661	903	3,719	2,898
Net foreign exchange differences		(90)	(58)	276	(13)
Income adjusted for non-cash items		$56,554	64,821	177,633	215,892

Changes in operating assets and liabilities		4,340	15,323	26,049	16,976
Accounts receivable and accrued revenues		6,153	11,802	19,325	17,295
Capitalized voyage expenses		106	3,203	988	(299)
Prepaid expenses		(2,100)	(3,105)	774	558
Accounts payable and accrued expenses		(5,745)	450	(9,797)	596
Deferred shipping revenues		(1,253)	(535)	571	(1,682)
Inventories		7,180	3,508	14,189	508
Net cash provided by operating activities		$60,894	80,144	203,683	232,868

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(12,350)	(2,004)	(13,496)	(6,633)
Investment in vessels under construction		(26,167)	(25,840)	(90,689)	(77,338)
Proceeds from sale of vessels		50,090	-	143,521	-
Investment in other property, plant and equipment		(65)	(47)	(87)	(69)
Net cash provided by/(used in) investing activities		$11,508	(27,891)	39,248	(84,040)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	6	(38,592)	(43,595)	(89,969)	(125,873)
Acquisition of non-controlling interests	6	-	-	(6,131)	-
Repayment principal element of lease liability		(364)	(354)	(1,069)	(1,033)
Issuance of long-term debt	4	-	-	64,663	75,000
Scheduled repayment of long-term debt		(12,746)	(7,625)	(40,308)	(24,088)
Prepayment of long-term debt	4	(22,055)	-	(130,330)	(74,000)
Repayment of long-term debt refinancing	4	-	-	(25,480)	-
Repayment of long-term debt, sale of vessels	4	-	-	(11,382)	-
Net cash used in financing activities		$(73,757)	(51,574)	(240,007)	(149,995)

Net (decrease)/increase in cash and cash equivalents		(1,355)	679	2,924	(1,167)
Net foreign exchange difference		(55)	509	183	259
Cash and cash equivalents at beginning of period		82,660	72,642	78,143	74,738
Cash and cash equivalents at end of period		$81,250	73,829	81,250	73,829

Specification of items included in operating activities:
Interest paid		4,545	7,499	16,526	23,385
Interest received		389	288	1,867	2,281

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands, except shares)
				Paid-in				Non-
				Additional	Accumulated	Translation	Other	Controlling	Total
	Note	Shares	Amount	Capital	Deficit	Differences	Reserves	Interest	Equity
Balance at January 1, 2024		160,999,542	$1,610	$1,228,254	$(206,477)	$201	$3,566	$4,513	$1,031,667
Profit/(loss) after tax					126,442			308	126,749
Other comprehensive income/(loss)					-	128		116	244
Total comprehensive income/(loss)					126,442	128		423	126,993
Cash dividends declared and paid					(125,873)				(125,873)
Compensation related to options and restricted stock		464,945	5	2,578			315		2,898
Balance at September 30, 2024	6	161,464,487	$1,615	$1,230,832	$(205,909)	$329	$3,882	$4,937	$1,035,685

Balance at January 1, 2025		159,983,104	$1,600	$1,217,651	$(186,321)	$39	$5,273	$4,459	$1,042,701
Profit/(loss) after tax					145,024			(136)	144,888
Other comprehensive income/(loss)					-	282		179	461
Total comprehensive income/(loss)					145,024	282		43	145,349
Cash dividends declared and paid					(89,969)				(89,969)
Acquisition of non-controlling interests	6				(1,849)	156		(4,437)	(6,131)
Compensation related to options and restricted stock		816,303	8	6,068			(2,358)		3,719
Balance at September 30, 2025	6	160,799,407	$1,608	$1,223,719	$(133,115)	$477	$2,916	$64	$1,095,669

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2025
Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors (the “Board”) on October 29, 2025, and authorized for issue on October 29, 2025.

Note 2 – General accounting principles

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2024. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements have been prepared on a historical cost basis. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2024 audited consolidated financial statements.

The Company uses interest rate swaps to convert part of the interest-bearing debt from floating to fixed rate. Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently re-measured to their fair value at each reporting date. Any resulting gain or loss is recognized in profit or loss immediately. The interest rate swaps do not qualify for hedge accounting.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Note 3 – Revenue and major customers

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. The Company is organized and managed as one segment based on the nature and financial effects of the business activities in which it engages and the economic environment in which it operates. The consolidated operating results are regularly reviewed by the Company’s chief operating decision maker, the President & Chief Executive Officer, and the Company does not monitor performance by geographical areas.

The table below details the Company’s total revenues:
$ in thousands	Q3 2025	Q3 2024	9M 2025	9M 2024
Time charter revenues[1]	38,362	22,484	100,595	58,573
Voyage charter revenues[2]	68,789	118,641	252,671	378,494
Shipping revenues	107,151	141,125	353,266	437,067
Other revenues[3]	197	982	971	3,315
Total revenues	107,348	142,107	354,237	440,382
Revenues relating to IFRS 15	77,883	124,674	275,873	394,912
1 The majority of time charter revenues are recognized in accordance with IFRS 16 Leases, while the portion of time charter revenues related to technical management services, equaling $8,898 thousands in the third quarter of 2025, $5,051 thousands in the third quarter of 2024, $22,231 thousands in the first nine months of 2025 and $13,103 thousands in the first nine months of 2024, is recognized in accordance with IFRS 15 Revenue from Contracts with Customers.
2 Voyage charter revenues are related to revenue from spot charters and are recognized in accordance with IFRS 15.
3 Other revenues mainly relate to technical management services provided and are recognized in accordance with IFRS 15.

As of September 30, 2025, the Company had 21 vessels in operation; 10 vessels were on time charters and 11 vessels operating in the spot market.

Information about major customers:
For the period from July 1, 2025, to September 30, 2025, five customers represented $19.3 million, $18.0 million, $15.0 million, $13.8 million, and $12.3 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $78.5 million, equal to 73 percent of the shipping revenues of $107.2 million for the period from July 1, 2025, to September 30, 2025.

For the period from January 1, 2025, to September 30, 2025, five customers represented $79.7 million, $63.3 million, $44.4 million, $40.2 million, and $39.9 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $267.5 million, equal to 76 percent of the shipping revenues of $353.3 million for the period from January 1, 2025, to September 30, 2025.

For the period from July 1, 2024, to September 30, 2024, five customers represented $32.0 million, $28.3 million, $18.0 million, $11.2 million, and $10.0 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $99.6 million, equal to 71 percent of the shipping revenues of $141.1 million for the period from July 1, 2024, to September 30, 2024.

For the period from January 1, 2024, to September 30, 2024, five customers represented $84.9 million, $67.8 million, $65.1 million, $30.1 million, and $22.8 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $270.8 million, equal to 62 percent of the shipping revenues of $437.1 million for the period from January 1, 2024, to September 30, 2024.

Note 4 – Interest bearing debt

As of September 30, 2025, DHT had interest bearing debt totaling $268.5 million.

Scheduled debt repayments

$ in thousands	Interest rate	Maturity	Q4 2025	2026	2027	Thereafter	Total
Credit Agricole Credit Facility	SOFR + 2.05%	2028	625	2,500	2,500	25,000	30,625
ING Credit Facility [1]	SOFR + 1.90%	2029	6,250	25,000	25,000	113,750	170,000
ING Credit Facility	SOFR + 1.80%	2029	750	3,000	3,000	32,250	39,000
Nordea Credit Facility [2]	SOFR + CAS[3] + 1.90%	2027	-	-	3,699	-	3,699
Nordea Reducing Revolving Credit Facility	SOFR +1.75%	2031	710	2,840	2,840	22,900	29,290
Total			8,335	33,340	37,039	193,900	272,614
Unamortized upfront fees bank loans							(4,087)
Total interest bearing debt							268,526

1 $72.5 mill. undrawn as of September 30, 2025
2 $144.0 mill. undrawn as of September 30, 2025
3 3 months Credit Adjustment Spread (CAS) of 0.26%

Credit Agricole Credit Facility
The credit facility is repayable in quarterly installments of $0.6 million with final payment of $22.5 million in addition to the last installment in December 2028.

Danish Ship Finance Credit Facility
The credit facility was fully repaid in June 2025 in connection with the refinancing of DHT Jaguar. The total amount repaid was $25.5 million.

ING Credit Facility
In January 2023, the Company entered into a new $405 million secured credit facility, including a $100 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, ten wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90% and is repayable in quarterly installments of $6.3 million with maturity in January 2029.

In the first quarter of 2025, the Company prepaid $42.4 million under the revolving credit facility and drew down $10 million for corporate purposes. In the second quarter of 2025, the Company prepaid $25.0 million under the revolving credit facility and drew down $10 million and $15 million, respectively, for corporate purposes.

In September 2023, the Company entered into a $45 million senior secured credit facility under the incremental facility, with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, one wholly owned special-purpose vessel-owning subsidiary as borrower, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and is repayable in quarterly installments of $0.75 million with maturity in January 2029.

Nordea Credit Facility
The credit facility is repayable in quarterly installments of $4.4 million, with a final installment of $3.7 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted “accordion” of $250 million. In June 2023, the Company entered into an amended and restatement agreement to address the cessation of LIBOR. The credit facility bears interest at a rate equal to SOFR plus CAS, plus a margin of 1.90%. In the fourth quarter of 2023, the Company voluntarily prepaid $23.7 million under the Nordea Credit Facility, covering all scheduled installments for 2024. In the second quarter of 2025, the Company prepaid $40.9 million under the revolving credit facility. Additionally, the Company repaid outstanding debt totaling $11.4 million related to DHT Lotus and DHT Peony in connection with their sale. In the third quarter of 2025, the Company voluntarily prepaid $22.1 million under the Nordea Credit Facility, covering all scheduled installments for Q4 2025 and the entirety of 2026.

Nordea Reducing Revolving Credit Facility
In April 2025, the Company entered into a $30 million reducing revolving credit facility agreement with Nordea as lender, DHT Jaguar Limited as borrower and DHT Holdings, Inc., as guarantor. The credit facility is repayable or reduced in quarterly installments of $0.7 million with a final payment of $13.7 million in April 2031. The credit facility bears an interest rate equal to SOFR plus a margin of 1.75%.

Interest rate swaps
Derivatives are classified and measured at fair value in the statement of financial position. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

As of September 30, 2025, the Company has eight amortizing interest rate swaps totaling $200.6 million with maturity in the fourth quarter of 2028. The average fixed interest rate is 3.32%. As of September 30, 2025, the fair value of the derivative financial liability related to the swaps amounted to $0.4 million.

		Notional amount	Current liability	Non-current liability	Fair value
$ in thousands	Expires	Q3 2025	Q3 2025	Q3 2025	Q3 2025
Swap pays 3.2840%, receive floating	Dec. 8, 2028	18,125	2	5	7
Swap pays 3.2840%, receive floating	Dec. 8, 2028	18,125	2	5	7
Swap pays 3.3200%, receive floating	Dec. 8, 2028	8,125	1	2	2
Swap pays 3.2790%, receive floating	Dec. 8, 2028	23,125	3	6	9
Swap pays 3.3110%, receive floating	Oct. 30, 2028	28,580	4	9	13
Swap pays 3.3536%, receive floating	Dec. 8, 2028	33,125	31	69	100
Swap pays 3.3536%, receive floating	Dec. 8, 2028	33,125	31	69	100
Swap pays 3.3536%, receive floating	Dec. 8, 2028	38,250	36	79	115
Total carrying amount		200,580	111	243	354

Covenant compliance
The Company’s financial covenants as of September 30, 2025, are summarized as follows:

	Credit Agricole	ING	Nordea	Nordea Reducing Revolving
	Credit Facility	Credit Facility	Credit Facility	Credit Facility
Security	1 VLCC	11 VLCCs	8 VLCCs	1 VLCC
Charter free market value of vessels that secure facility must be no less than	135% of borrowings	135% of borrowings	135% of borrowings	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.
*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by a broker approved by the financial institution)

As of September 30, 2025, the Company was in compliance with its financial covenants, with significant headroom.

Note 5 – Vessels

A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. Each of the Company’s vessels have been viewed as a separate CGU as the vessels have cash inflows that are largely independent of the cash inflows from other assets. In instances where a vessel is considered impaired, it is written down to its recoverable amount. For the quarter ended September 30, 2025, the Company performed an assessment using both internal and external sources of information and concluded that there were no indicators of impairment.

Vessels

Cost of Vessels
$ in thousands
At January 1, 2025	1,982,741
Additions	2,389
Retirement [1]	(132,349)
At September 30, 2025	1,852,781

Depreciation and amortization
$ in thousands
At January 1, 2025	797,165
Depreciation and amortization [2]	78,046
Retirement [1]	(64,464)
At September 30, 2025	810,746

Carrying Amount
$ in thousands
At January 1, 2025	1,185,576
At September 30, 2025	1,042,035
1Relates to the sale of DHT Lotus, the sale of DHT Peony, and completed depreciation of drydocking for DHT Jaguar.
2 Relates solely to depreciation of vessels, drydocking, and EGCS. Depreciation of office leases and other property, plant, and equipment represent an additional $1,333 thousand, which combined with the depreciation of vessels, drydocking, and EGCS comprises $79,379 thousand in depreciation and amortization.

Gain on sale of vessels
In December 2024, the Company entered into an agreement to sell the DHT Scandinavia, a 2006 built VLCC, for $43.4 million. The vessel was delivered to its new owner in the first quarter of 2025, resulting in a gain of $19.8 million. In April 2025, the Company entered into an agreement to sell DHT Lotus and DHT Peony, both built in 2011, for a combined price of $103.0 million. DHT Lotus was delivered to its new owner in the second quarter of 2025, resulting in a gain of $17.5 million. DHT Peony was delivered in the third quarter of 2025, resulting in a gain of $15.7 million.

Advances for vessel and vessel upgrades
Cost of advances for vessel and vessel upgrades relates to prepaid docking, and the deposit paid in relation to the acquisition announced in June. The agreed price for the vessel, to be named DHT Nokota, is $107.0 million, of which $10.7 million has been paid and $96.3 million is expected to be paid upon delivery to DHT’s fleet during the fourth quarter of 2025.

Cost of advances for vessel and vessel upgrades
$ in thousands
At January 1, 2025	-
Additions	11,924
At September 30, 2025	11,924

Vessels under construction
The Company has entered into agreements to build four large VLCCs, fitted with exhaust gas cleaning systems, expected to be delivered between January and June 2026. Two will be constructed at each Hyundai Samho Heavy Industries Co., Ltd. (“HHI”) and Hanwha Ocean Co., Ltd. (“Hanwha”) in South Korea. The average price for the four ships is $130 million, adjusted for change orders. As of September 30, 2025, the Company has paid $179.8 million related to the installments under its newbuilding program. In addition, the Company has capitalized $9.3 million as borrowing costs in connection with the financing of the vessels under construction, at an average interest rate of 6.6% p.a., and $1.8 million related to other directly attributable expenses.

Cost of vessels under construction
$ in thousands
At January 1, 2025	93,178
Additions	97,707
At September 30, 2025	190,884

The following table represents future expected payments related to the vessels under construction as of September 30, 2025:
Vessels under construction
$ in thousands
Within the next 12 months	339,946
At September 30, 2025*	339,946

*These are estimates only and are subject to change as construction progresses.

Note 6 – Stockholders’ equity, dividend payments and stock compensation expenses

Common stock
Issued at September 30, 2025	160,799,407
Numbers of shares authorized for issue at September 30, 2025	250,000,000
Par value	$0.01

Common stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Acquisition of non-controlling interests
In April 2025, the Company acquired an additional 46.8% ownership of Goodwood Ship Management Pte. Ltd., a privately owned ship management company incorporated under the laws of the Republic of Singapore, for a purchase price of $6.1 million in cash. Following the acquisition, Goodwood Ship Management Pte. Ltd. is 100% owned by DHT Holdings, Inc. The carrying value of the non-controlling interest of Goodwood Ship Management Pte Ltd was $4.4 million, and the difference recognized in equity attributable to owners of the Company comprised of an increase in accumulated deficit of $1.8 million and an increase in the translation differences of $0.2 million.

Stock repurchases
No stock repurchases were made in the first nine months of 2025.

In 2024, the Company purchased 1,481,383 of its own shares in the open market for an aggregate consideration of $13.2 million, at an average price of $8.89 per share. All shares were retired upon receipt.

Dividend payments
Dividend payment made year-to-date as of September 30, 2025:

Payment date $ in thousands, except per common share	Total payment	Per common share
August 25, 2025	$38,592	$0.24
May 28, 2025	$24,091	$0.15
February 25, 2025	$27,286	$0.17
Total payments made year-to-date as of September 30, 2025	$89,969	$0.56

Dividend payments made during 2024:

Payment date $ in thousands, except per common share	Total payment	Per common share
November 29, 2024	$35,522	$0.22
August 30, 2024	$43,595	$0.27
May 31, 2024	$46,786	$0.29
February 28, 2024	$35,492	$0.22
Total payments made during 2024	$161,396	$1.00

Note 7 – Accounts receivable and accrued revenues

As of September 30, 2025, $34.0 million, consisting mainly of accounts receivable with no material amounts overdue, was recognized as accounts receivable and accrued revenues in the interim consolidated statement of financial position, compared to $53.7 million as of December 31, 2024.

Note 8 – Deferred shipping revenues

Deferred shipping revenues relate to charter hire payments paid in advance. As of September 30, 2025, $6.7 million was recognized as deferred shipping revenues in the interim consolidated statement of financial position, compared to $6.1 million as of December 31, 2024.

Note 9 – Financial risk management, objectives, and policies

Note 9 of the consolidated financial statements included in the 2024 Annual Report on Form 20-F provides details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events

On October 29, 2025, the Board approved a dividend of $0.18 per common share related to the third quarter of 2025 to be paid on November 19, 2025, for shareholders of record as of November 12, 2025.